UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. May 17, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that Nutrien reported this morning that Tianqi Lithium has agreed to purchase 62,556,568 Series A shares of SQM from Nutrien Ltd. ("Nutrien") for consideration of $65 per share in cash. The announced transaction represents the entirety of Nutrien’s Series A shares at a gross valuation of approximately US$4.07 billion. Nutrien maintains ownership of its Series B shares, and expects to divest these shares in due course.

Below for your reference is a copy of the press release that was published by Nutrien this morning.

May 17, 2018 - ALL AMOUNTS ARE STATED IN U.S.$

Tianqi Lithium Agrees to Purchase Nutrien’s SQM A Share Investment

Calgary, Alberta and Chengdu, PRC Nutrien Ltd. ("Nutrien") and Tianqi Lithium Corporation (“Tianqi Lithium”) announced today that they have signed an agreement, whereby Tianqi Lithium has agreed to purchase 62,556,568 “A shares” of Sociedad Química y Minera de Chile S.A. (“SQM”) held by Nutrien for consideration of $65 per share in cash. The announced transaction represents the entirety of Nutrien’s “A shares” at a gross valuation of approximately US$4.07 billion. SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Nutrien still retains ownership of 20,166,319 SQM “B shares” and expects to divest these shares in due course.

“The announced sale of the majority of our SQM holdings marks another key integration milestone for Nutrien. With growing free cash flow, combined with the significant proceeds from this sale, Nutrien further enhances our balance sheet and liquidity, and places us in a strong position to execute on our capital allocation priorities,” commented Chuck Magro, Nutrien’s President and CEO Vivian Wu.

President of Tianqi Lithium, commented, “This is an attractive investment for Tianqi Lithium which fits well within our existing business strategy. Tianqi Lithium’s shareholders will greatly benefit from this transaction given SQM’s long-term stable financial returns and steady dividends”.

Nutrien’s sale of its SQM holdings was required by the Competition Commission of India and Ministry of Commerce in China in providing their clearance for the merger of Agrium and PotashCorp which formed Nutrien. The agreement is subject to customary closing conditions, including regulatory approvals and Tianqi Lithium shareholder approval, and is expected to be completed by the fourth quarter of this year.

About Nutrien

Nutrien is the world's largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

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About Tianqi Lithium

Listed on the Shenzhen Stock Exchange (stock code: SZ.002466), Tianqi Lithium is a leading global supplier of lithium products, with major businesses including lithium resource development and exploitation, downstream production processing and trade for a diverse range of high quality lithium products including mineral concentrates. The company has well established presences in China and Australia, allowing the company to service customers across Europe, Asia, and Oceania.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”,“estimate”,“intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing of the settlement date.Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien,some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

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Tianqi Lithium Disclaimer

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

FOR FURTHER INFORMATION:

Nutrien Contacts:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Tianqi Lithium Contacts:

Media Inquiries:

Martin Qin

Ruder Finn Thunder

martinqin@rfthunder.com

www.tianqilithium.com

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About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 17, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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